COMMENTS RECEIVED ON 05/18/2021

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Municipal Bond Fund

POST-EFFECTIVE AMENDMENT NO. 109 & 112

1.

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the new legality opinion(s) as exhibit(s) to the registration statement.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee table(s) and hypothetical expense table(s) when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

“Fund Summary” (prospectus)

“Fee Table”

“(a)Strategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed [___]% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [___]% of the fund's average daily net assets. This arrangement will remain in effect through [___], and neither Strategic Advisers nor any of its affiliates retain the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement. We confirm that the Management Fee Waiver Agreement will be filed as an exhibit to the registration statement.

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s maturity policy.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in municipal securities whose interest is exempt from federal income tax.”

C:

Since the fund’s name includes “Municipal Bond,” the Staff requests we revise the 80% policy to state that the fund invests 80% of its assets in “bonds” rather than “securities.”

R:

The fund believes that the fund’s name and 80% policy are consistent with Rule 35d‐1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types. Accordingly, we respectfully decline to modify the disclosure as suggested.

6.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If investing in private activity municipal debt securities is a principal investment strategy of the fund, the Staff requests we disclose and add appropriate risk disclosure.

R:

Private activity municipal debt securities are tax-exempt municipal securities. Per the fund’s existing disclosures in the Fund Summary section, the fund invests “80% of assets in municipal securities whose interest is exempt from federal income tax.” In addition, the description of “Municipal Securities” in Investment Details, includes securities backed “by the credit of a private issuer”. As a result, we do not believe additional disclosures are warranted in the principal investment strategies section.

7.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Potentially investing more than 25% of total assets in municipal securities that finance similar types of projects.”

C:

The Staff requests we confirm if the fund has a current intent to invest more than 25% in the same state. If so, identify the state or states and add appropriate risks.

R:

The fund does not have a principal investment strategy to invest principally in a particular state.

As a result, the no additional disclosure is warranted.

8.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers LLC (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund’s sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.”

C:

The Staff requests we move the italicized language from the “Principal Investment Strategies” section of the Fund Summary since it is not a principal investment strategy and is not required or permitted in the Fund Summary.

R:

We consider Strategic Advisers’ operation as a “manager of managers” to be directly related to the fund’s utilization of multiple sub‐advisers as part of its principal investment strategies and believe the disclosure of a fund’s principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the “Fund Summary” section of the prospectus.

9.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds if they represent a significant portion of the fund’s portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

10.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Municipal debt securities include general obligation bonds of municipalities, local or state governments, project or revenue-specific bonds, or pre-refunded or escrowed bonds, municipal money market securities, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

11.

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

12.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we confirm that if the fund invests in private activity municipal debt securities, it looks through those securities to the underlying non-governmental entity to determine the industry to which the security should be allocated when determining the fund’s compliance with its concentration policy.

R:

We note that per the stated concentration policy in the SAI, tax-exempt obligations issued by the U.S. government or a state are not subject to the concentration policy. To the extent the Fund invests in a private activity municipal debt security issued by a nongovernmental entity, the Fund will look through to such issuer’s industry for purposes of applying its concentration policy.

13.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add disclosure in this section to clarify that the fund will consider the investments of its affiliated and unaffiliated underlying investment companies when determining the fund's compliance with its concentration policies.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, the fund will take such policy into account in connection with any investment in such underlying fund.